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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. 3)(1)



                                   CIBER, Inc.
                                  -------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    17163B102
                                   -----------
                                 (CUSIP Number)

                                February 14, 2001
                               -------------------
             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         / /      Rule 13d-1(b)
         / /      Rule 13d-1(c)
         /X/      Rule 13d-1(d)


--------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 17163B102               SCHEDULE 13G                       PAGE 2 OF 6
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   1    NAMES OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

           Bobby G. Stevenson
-------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) / /
           N/A                                                           (b) / /
-------------------------------------------------------------------------------

   3    SEC USE ONLY
-------------------------------------------------------------------------------
   4    CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                 7,799,559
        OWNED BY
          EACH
       REPORTING
         PERSON
          WITH
--------------------------------------------------------------------------------
               6           SHARED VOTING POWER

                            0
--------------------------------------------------------------------------------
               7          SOLE DISPOSITIVE POWER

                            7,799,559
--------------------------------------------------------------------------------
               8          SHARED DISPOSITIVE POWER

                            0
--------------------------------------------------------------------------------
   9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           7,799,559
--------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES / /
           (See Instructions)
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           Approximately 13%               See footnote 3 to Item 4
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON (See Instructions)

           IN
--------------------------------------------------------------------------------

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CUSIP NO. 17163B102               SCHEDULE 13G                       PAGE 3 OF 6
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Item 1.

         (a)      Name of Issuer:  CIBER, INC.

         (b)      Address of Issuer's Principal Executive Offices:

                  5251 DTC PARKWAY, SUITE 1400
                  GREENWOOD VILLAGE, CO 80111
Item 2.

         (a)      Name of Person Filing:  BOBBY G. STEVENSON

         (b)      Address of Principal Business Office or, if none, Residence:

                  5251 DTC PARKWAY, SUITE 1400
                  GREENWOOD VILLAGE, CO 80111

         (c)      Citizenship:   UNITED STATES

         (d)      Title of Class of Securities:  COMMON STOCK, PAR VALUE $.01
                  PER SHARE

         (e)      CUSIP Number:  17163B102

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
                  NOT APPLICABLE

         (a)      / / Broker or dealer registered under section 15 of the Act
                      (15 U.S.C. 78o).

         (b)      / / Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c).

         (c)      / / Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c).

         (d)      / / Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e)      / / An investment advisor in accordance with Section
                      240.13d-1(b)(1)(ii)(E);

         (f)      / / An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)      / / A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

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CUSIP NO. 17163B102               SCHEDULE 13G                       PAGE 4 OF 6
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         (h)      / / A savings association as defined in Section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

         (i)      / / A church plan that is excluded from the definition of
                      an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)      / / Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

         If this statement is filed pursuant to Section 240.13d-1(c), check this box / /.

Item 4.           Ownership

         (a)      Amount Beneficially Owned: 7,799,559 (2)

         (b)      Percent of Class: 13% (3)

         (c)      Number of shares as to which such person has:

                  (a)      Sole power to vote or to direct the vote: 7,799,559

                  (b)      Shared power to vote or to direct the vote:  0

                  (c) Sole power to dispose or to direct the disposition of: 7,799,559

                  (d) Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class:  NOT APPLICABLE

                  If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. o

                  INSTRUCTION: Dissolution of a group requires a response to this item.

--------
(2) Includes shares held by the 1998 Bobby G. Stevenson Revocable Trust and the Bobby G. Stevenson Revocable Trust, both trusts of which Mr. Stevenson is the settlor, trustee and beneficiary. Excludes 30,000 shares of Common Stock held in the Irrevocable First Stevenson Charitable Remainder Unitrust, of which shares Mr. Stevenson disclaims beneficial ownership.


(3) Based on 59,578,793 shares of Common Stock outstanding as of December 31, 2000.

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CUSIP NO. 17163B102               SCHEDULE 13G                       PAGE 5 OF 6
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  NOT APPLICABLE

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  NOT APPLICABLE

Item 8.  Identification and Classification of Members of the Group:

                  NOT APPLICABLE

Item 9.  Notice of Dissolution of Group:

                  NOT APPLICABLE

Item 10.          Certification:

                  NOT APPLICABLE

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CUSIP NO. 17163B102               SCHEDULE 13G                       PAGE 6 OF 6
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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 2000


                                         /s/ Bobby G. Stevenson
                                         ---------------------------------------
                                         Bobby G. Stevenson

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSION OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C 1001)